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                          January 12, 2021

       Benjamin Mossman
       Chief Executive Officer and President
       Rise Gold Corp.
       Suite 650 - 669 Howe Street
       Vancouver, BC V6C 0B4
       Canada

                                                        Re: Rise Gold Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed January 5,
2021
                                                            File No. 333-251896

       Dear Mr. Mossman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kevin
Dougherty at (202) 551-3271 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Brad Wiggins, Esq.